Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	pSivida Limited
ABN	78 009 232 026

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roger Brimblecombe
Date of last notice	6 January 2005

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.
Date of change	22 February 2006
No. of securities held prior to change	400,000 unlisted $0.61 options 549,111 unlisted $1.18 options 300,000 unlisted $0.80 options 75,000 unlisted $0.92 options 445,067 ordinary shares
Class	Ordinary Fully Paid Shares
Number acquired	100,000
Number disposed
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$70,337.80
No. of securities held after change	400,000 unlisted $0.61 options 549,111 unlisted $1.18 options 300,000 unlisted $0.80 options 75,000 unlisted $0.92 options 545,067 ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market acquisition of ordinary shares.

+ See chapter 19 for defined terms.
Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

Part 2 - Change of director’s interests in contracts

Detail of contract
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

+ See chapter 19 for defined terms.
Appendix 3Y Page 2